    As filed with the Securities and Exchange Commission on December 17, 2003
                                                               File No. 70- 9533

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                         POST-EFFECTIVE AMENDMENT NO. 7
                                       TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        ---------------------------------


           SCANA CORPORATION                           PRIMESOUTH, INC.
 SOUTH CAROLINA ELECTRIC & GAS COMPANY                   PALMARK, INC.
SOUTH CAROLINA GENERATING COMPANY, INC.              SCANA RESOURCES, INC.
   SOUTH CAROLINA FUEL COMPANY, INC.             SCANA DEVELOPMENT CORPORATION
  SOUTH CAROLINA PIPELINE CORPORATION           SCANA PETROLEUM RESOURCES, INC.
           SCG PIPELINE, INC.                        SCANA SERVICES, INC.
      SCANA ENERGY MARKETING, INC.         PUBLIC SERVICE COMPANY OF NORTH CAROLINA,
       SCANA ENERGY TRADING, LLC                          INCORPORATED
   SCANA PUBLIC SERVICE COMPANY, LLC              PSNC BLUE RIDGE CORPORATION
       SCANA COMMUNICATIONS, INC.               PSNC CARDINAL PIPELINE COMPANY
           SERVICECARE, INC.                     CLEAN ENERGY ENTERPRISES INC.



                                1426 Main Street
                         Columbia, South Carolina 29201
       (Name of company or companies filing this statement and address of principal executive offices)
--------------------------------------------------------------------------------
                                SCANA CORPORATION

 (Name of top registered holding company parent of each applicant or declarant)
                        ---------------------------------

                                 Kevin B. Marsh
                                H. Thomas Arthur
                                SCANA CORPORATION
                                1426 Main Street
                         Columbia, South Carolina 29201

                     (Name and address of agent for service)
                        ---------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                William J. Harmon
                              Michael G. Strohmeier
                                    Jones Day
                           77 West Wacker, Suite 3500
                                Chicago, IL 60601
                                 (312) 782-3939

                               TABLE OF CONTENTS


                                                                           PAGE

Item 1.   Description of Proposed Transaction................................1

         A.       Background.................................................1

         B.       Overview of the Requests...................................2

         C.       Tax Allocation Agreement...................................3

                  1.       Overview of the Mergers...........................3

                  2.       Acquisition Debt Issued in Mergers................3

                  3.       Proposed Tax Allocation Agreement.................4

         D.       Payment of Dividends Out of Capital........................5

                  1.       Existing Authorization............................5

                  2.       Change in Accounting Principles...................5

                  3.       Request for Further Authority.....................5

         E.       Reports Under Rule 24......................................6

Item 2.   Fees, Commissions And Expenses.....................................7

Item 3.   Applicable Statutory Provisions....................................7

         A.       Section 12(b)..............................................7

         B.       Section 12(c)..............................................8

         C.       Rule 54 Analysis...........................................9

Item 4.   Regulatory Approval...............................................10

Item 5.   Procedure.........................................................10

Item 6.   Exhibits And Financial Statements.................................10

         A.       Exhibits..................................................10

         B.       Financial Statements......................................10

         Amendment No. 6 to the Form U-1 Application-Declaration (the "Application") in File No. 70-9533, as previously amended, filed on October 14, 2003 added certain information to the file regarding tax allocation and payment of dividends. This Post-Effective Amendment No. 7 amends said Amendment No. 6 in its entirety as follows:

ITEM 1.           Description of Proposed Transaction

         A.       Background.

         By order dated February 9, 2000 (the "Merger Order")(1), the Commission authorized SCANA Corporation ("SCANA"), a South Carolina corporation, to acquire all of the issued and outstanding common stock of Public Service Company of North Carolina, Incorporated ("PSNC"), which purchases, transports, distributes and sells natural gas in North Carolina. SCANA registered as a holding company under the Act on February 11, 2000. SCANA now owns directly all of the issued and outstanding common stock of three public utility companies within the meaning of the Act, PSNC, South Carolina Electric & Gas Company ("SCE&G"), which generates, transmits, distributes and sells electricity and purchases and sells natural gas in South Carolina, and South Carolina Generating Company, Inc. ("GENCO"), which owns and operates a 580 MW generating facility in Goose Creek, South Carolina and sells all of the power generated by the facility to SCE&G (PSNC, SCE&G and GENCO are collectively referred to as the "Utility Subsidiaries"). SCANA, the Utility Subsidiaries and the additional companies listed on the signature page of this Application are collectively referred to as the "Applicants."

         SCANA also holds directly all of the outstanding equity securities of
(1) SCANA Services, Inc. ("SCANA Services"), a subsidiary service company that provides administrative, management and other services to subsidiaries and business units within the SCANA system; (2) South Carolina Pipeline Corporation ("SCPC"), a subsidiary engaged in the purchase, transmission and sale of natural gas to commercial, industrial and wholesale customers, including SCE&G; (3) South Carolina Fuel Company, Inc. ("SC Fuel"), which acquires, owns and provides financing for SCE&G's nuclear fuel, fossil fuel and sulfur dioxide emission allowances;(4) SCANA Energy Marketing, Inc. ("SCANA Marketing"), a subsidiary that markets natural gas and wholesale electricity, primarily in the southeast and provides energy-related risk management services to producers and customers;
(5) ServiceCare, Inc. ("ServiceCare"), a subsidiary that provides energy-related products and service contracts on home appliances; (6) Primesouth, Inc., a subsidiary engaged in power plant management and maintenance services; (7) SCANA Resources, Inc., a subsidiary that conducts energy-related businesses and provides energy-related services; and (8) SCG Pipeline, Inc. a subsidiary organized to engage in the transportation of natural gas in Georgia and South Carolina.

         SCANA also owns all of the issued and outstanding stock of SCANA Communications, Inc., an "exempt telecommunications company," as defined in
Section 34 of the Act, and subsidiary thereof that invests in telecommunications companies. A complete description of SCANA's direct and indirect nonutility subsidiaries is contained in SCANA's Annual Report on Form U-5S for the year ended December 31, 2002, to which reference is made.

-------------

         (1)  See Holding Co. Act Release No. 27133.

         In connection with the Merger, the Commission issued an order dated February 14, 2000, (as supplemented and amended, the "Prior Orders"),(2) authorizing SCANA, the Utility Subsidiaries and the Non-Utility Subsidiaries to engage, subject to certain limitations, in certain financing and related activities. Authorization for these financing related activities (the "Financing Activities") under the Prior Orders expired February 11, 2003.(3) Other authorizations in the Prior Orders, including PSNC's ability to pay dividends out of capital or unearned surplus were not subject to this expiration date.

         The Commission reserved jurisdiction in the Prior Orders over a proposal to allocate the consolidated income tax liability of SCANA among the members of the consolidated group in a manner that would differ in one respect from the method allowed under Rule 45(c) of the rules and regulations under the Act.

         Under the Prior Orders, the Commission approved the ability of PSNC to pay dividends out of the additional paid-in-capital account up to the amount of its aggregate retained earnings immediately prior to the Merger and out of earnings before the amortization of the goodwill thereafter. The authorization was granted to take into consideration the application of the purchase method of accounting to the Merger that caused the retained earnings of PSNC prior to the Merger to be recharacterized as additional paid-in-capital and the circumstance that the Merger gave rise to a substantial level of goodwill, which was to be "pushed-down" to PSNC and reflected as additional paid-in-capital after the Merger, effectively leaving PSNC with no retained earnings, the traditional source of dividend payments, but a strong balance sheet showing a significant equity level. The total amount of goodwill placed on the books of PSNC as a result of the Merger was $467 million.

         B.       Overview of the Requests

         Applicants are now requesting that the Commission act on two outstanding matters related to the Prior Orders. Applicants request that the
Commission:

                  - Release jurisdiction over the proposed Tax Allocation Agreement described below. Applicants' request for approval of its Tax Allocation Agreement is substantially similar to the facts and circumstances underlying the request sought by other registered holding companies with respect to their tax allocation agreements.(4)

---------------

         (2) See Holding Co. Act Release Nos. 27135 and 27137. In Holding Co. Act Release No. 27341 (Jan. 31, 2001) and Holding Co. Act Release No. 27476 (Dec. 19, 2001) the Commission issued supplemental orders increasing various financing limitations throughout the authorization period.

         (3) New financing authorization was granted in Holding Co. Act release No. 27649 (February 12, 2003) (the "Current Financing Order").

         (4)  FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30,
2003) (Authorizing FirstEnergy to retain the benefit that is attributable to the interest expense on the acquisition debt, rather than reallocate that tax savings to its subsidiary companies); Energy East Corporation, Holding Co. Act Release No. 27643 (January 28, 2003) (Authorizing Energy East to retain the benefit that is attributable to the interest expense associated with the debentures issued to help finance the cash portion of the consideration paid in the RGS merger, and the unsecured debt issued to help finance the cash portions of the consideration in the Energy East merger); and Pepco Holdings Inc., Holding Co. Act Release No. 27553 (July 24, 2002) (Authorizing a tax allocation agreement that provides for the retention by Pepco Holdings Inc. of payments for tax losses that it will incur in connection with financing or refinancing approximately $700 million of the cash consideration to be paid in the acquisition of Pepco and

                  - Grant PSNC authorization to pay dividends out of capital or unearned surplus, before taking into consideration any previous amortization of intangibles recognized as a result of the Merger, and any past or future impairment of goodwill recognized as a result of the Merger.

         C.       Tax Allocation Agreement

                  1.       Overview of the Mergers.

         Pursuant to an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 16, 1999 and amended and restated as of May 10, 1999 by and among PSNC, SCANA, New Sub I, Inc., a South Carolina corporation and a wholly owned subsidiary company of SCANA ("New Sub I"), and New Sub II, Inc., a South Carolina corporation and a wholly owned subsidiary company of SCANA ("New Sub II"), New Sub I was merged with and into SCANA with SCANA as the surviving corporation (the "First Merger"), and PSNC was merged with and into New Sub II with New Sub II as the surviving corporation (the "Second Merger", and together with the First Merger, the "Mergers"). Pursuant to the Mergers, PSNC became a wholly owned subsidiary company of SCANA. The total cash paid in the Merger was $700 million, further described below.

         In the First Merger, each share of SCANA common stock outstanding immediately prior to the effective time of the First Merger was converted into the right to receive either (i) $30 in cash or (ii) one share of SCANA common stock. The aggregate cash consideration paid by SCANA in the First Merger was $488 million. This cash payment effectively resulted in the repurchase and retirement of approximately 16.3 million shares of SCANA common stock.

         In the Second Merger, each share of PSNC common stock outstanding immediately prior to the effective time of the Second Merger was converted into the right to receive either (i) $33.00 in cash or (ii) a number of shares of SCANA common stock equal to the PSNC exchange ratio. The aggregate cash consideration paid by SCANA in the Second Merger was $212 million.

                  2.       Acquisition Debt Issued in Mergers.

         SCANA financed the cash portion of the consideration paid in the Mergers and other expenses associated with the Mergers by issuing $400 million of two-year floating rate notes and borrowing $300 million for a three-year term under a credit agreement with several banks. These notes and borrowings subsequently were refinanced by issuing medium term notes of various maturities and interest rates totaling an aggregate of $700 million. As of September 30, 2003 such debt consisted of $300 million of 6.875% medium term notes due 2011, $250 million of 6.25% medium term notes due 2012 and $150 million of floating rate medium term notes due 2004. As used in this Post-Effective Amendment and in the proposed Tax Allocation

---------------
(continued...)

Conectiv), Progress Energy, Inc., Holding Co. Act Release No. 27522  (April 18,
2002) (collectively, the ("Acquisition Debt Orders").

Agreement, the term "Acquisition Debt" means indebtedness incurred by SCANA to finance the Mergers, and any renewals or extensions thereof and any refinancings or refundings thereof.

         SCANA's interest expense on the Acquisition Debt for 2000, 2001 and 2002 was approximately $45.1 million, $33.9 million and $25.8 million, respectively. Because SCANA and its consolidated subsidiaries file a consolidated income tax return, the interest expense on the Acquisition Debt will offset the group's consolidated taxable income and therefore reduce the overall tax liability of the group. Applying a hypothetical 38 1/4% composite federal and state tax rate to the actual or estimated consolidated taxable income of the group, the interest expense on the Acquisition Debt reduced the group's tax liability by $17.25 million in 2000, $12.97 million in 2001 and by $9.87 million in 2002. Under the existing tax allocation agreement of the SCANA group, SCANA was not able to retain, or share in, this tax benefit. In addition, as discussed below, unless the relief requested in this Post-Effective Amendment is granted, SCANA will not be able to retain, or share in, the tax benefit (i.e., the reduction in the group's income tax liability) that is associated with the interest it pays on the Acquisition Debt in future years. Rather, under Rule 45(c), the benefit of the interest expense is allocated to other members of the group with a positive corporate tax (primarily SCE&G and PNSC).

                  3.       Proposed Tax Allocation Agreement.

         The Applicants request that the Commission authorize SCANA and its subsidiaries to allocate the consolidated income tax liability of the group in accordance with the Tax Allocation Agreement that is filed herewith as Exhibit B-5 (Rev). Under the proposed Tax Allocation Agreement, the consolidated tax would be allocated among the members of the group in proportion to the separate return tax of each member, provided that the tax apportioned to any subsidiary company of SCANA will not exceed the "separate return tax" of such subsidiary.(5) This is the method of allocation permitted under Rule 45(c)(2)(ii).

         The agreement further provides that SCANA will retain the benefit (in the form of the reduction in consolidated tax) that is attributable to the interest expense on the Acquisition Debt, rather than reallocate that tax savings to its subsidiary companies, as would be required by Rule 45(c)(5). In this respect, the proposed Tax Allocation Agreement does not comply with all of the requirements of Rule 45(c). The proposed Tax Allocation Agreement will have the effect of assigning the tax benefit associated with the interest expense on the Acquisition Debt to the entity that is legally obligated for its payment - SCANA. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to any of SCANA's subsidiaries will not exceed the "separate return tax" of such subsidiary (the "separate return limitation"). Thus, the proposed Tax Allocation Agreement will not have the effect of shifting a larger portion of the group's tax liability to any member than it would otherwise pay on a separate return basis. Exhibit K-1 illustrates the difference between the Rule 45(c) method and the proposed method in the amounts of tax that would be allocated to the members of the SCANA group. Any tax benefits other than those related to the Acquisition Debt accruing to SCANA will continue to be allocated to its subsidiaries as required by Rule 45(c).

---------------

         (5) Under Rule 45(c), the "separate return tax" is defined to mean "the tax on the corporate taxable income of an associate company computed as though such company were not a member of a consolidated group."

         D.       Payment of Dividends Out of Capital

                  1.       Existing Authorization.

         As stated above, in connection with the Merger that resulted in SCANA becoming a registered holding company, SCANA obtained Commission approval for PSNC to pay dividends (i) out of the additional paid-in-capital account up to the amount of its aggregate retained earnings immediately prior to the Merger and (ii) out of earnings before the amortization of the goodwill thereafter.(6)

                  2.       Change in Accounting Principles.

         Subsequent to the Merger, Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets," were issued in 2001. SFAS 141 eliminated the "pooling of interests" method of accounting. Companies now must use the purchase method. Thus, any premium over book value paid for another entity must be recorded as goodwill .SFAS 142 eliminated the amortization of goodwill as was required previously and provides for an annual assessment to determine if goodwill amounts are impaired. If an analysis discloses an impairment, the company must take an impairment charge. SCANA did such an analysis as of January 1, 2002, which resulted in an impairment charge relating to PSNC of $230 million. After such charge and the amortization of $26 million during 2000 and 2001, $211 of the original $467 million of Merger related goodwill remains on the books of PSNC.

                  3.       Request for Further Authority.

         Applicants request that PSNC be authorized to pay dividends out of earnings before the amortization of goodwill recorded as a result of the Merger that occurred in 2000 and 2001, and before any deductions resulting from any past or future impairment of goodwill recognized as a result of the Merger.(7)

         In accordance with the further authorization sought herein, PSNC will be authorized to pay dividends as follows:


                                                                                (in millions)
         Retained earnings prior to Merger                                            $ 72
         Net earnings 2000-2001                                                         43
         Amortization of goodwill 2000-2001                                             26
         Dividends paid 2000-2001                                                       34
         GAAP Retained earnings 12/31/01                                                 9
         Available for dividends in 2002 prior to relief sought herein
         (including out of capital -- "old" retained earnings $72, amortization
         $26, GAAP retained



---------------
         (6) See the Prior Orders.

         (7) SFAS 142 also applies to "intangibles." SCANA did not record any intangibles - other than goodwill - as a result of the Merger so no relief regarding other intangibles is sought herein.


         earnings $9)                                                                    107
         Dividends in 2002                                                                20
         Net earnings in 2002 (including effects of impairment charge)
                                                                                       (207)
         Amount available for 2003 dividends (unused amount authorized out of capital - $107 less 2002 dividend - $20 plus 2002 net income
         before impairment - $23)                                                        110

         Plus net income (9 months ended September 30, 2003)                              16
         Minus dividends (9 months ended September 30, 2003)                            (13)
         Plus goodwill remaining after 2002 impairment                                   211

         Available for Dividends at September 30, 2003                                  $324



         PSNC's common equity percentage at September 30, 2002 according to generally accepted accounting principles ("GAAP") was 70.5%. PSNC's common equity percentage at December 31, 2002 was 60%, taking into consideration the reduction in equity resulting from the goodwill impairment charge and at September 30, 2003 was 60.2%. If all of the goodwill associated with the acquisition of PSNC by SCANA were found to be impaired, the pro forma common equity of PSNC at September 30, 2003, would be 46.5%. PSNC has authority to issue $600 million of additional debt under the Current Financing Order. PSNC's common equity, assuming all $600 million were issued, and taking into account the 2002 impairment charge, would be 34.7% (based on PSNC's balance sheet as of September 30, 2003).

         SCANA believes that based on anticipated earnings and dividend levels, as well as estimated financing, that PSNC will not have common equity below 30% over the next several years. SCANA believes it can manage PSNC's common equity and maintain it at least at a 30% level (through control of debt and dividend levels) even if it were to incur additional goodwill impairment charges.

         E.       Reports Under Rule 24.

         The Applicants will supplement the quarterly report under Rule 24 filed in this proceeding, annually in the report following each quarter in which they file a consolidated tax return, with information showing (i) the calculation of the portion of SCANA's loss that is attributable to interest expenses on Acquisition Debt and (ii) the actual allocation of federal income tax liability to each of the members of the consolidated group.

ITEM 2.           FEES, COMMISSIONS AND EXPENSES.

         The fees, commissions and expenses paid or incurred or to be incurred in connection with this Post-Effective Amendment are estimated at not more than $25,000.

ITEM 3.           APPLICABLE STATUTORY PROVISIONS.

         A.       Section 12(b).

         Provisions in a tax allocation agreement between a registered holding company and its subsidiaries are subject to Section 12(b) of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides, however, that approval under Rule 45(a) is not required for the filing of a consolidated tax return pursuant to a tax allocation agreement between eligible associate companies in a registered holding company system that complies with the terms of the Rule 45(c). However, if a tax allocation agreement does not comply in all respects with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).(8)

         The Commission has previously approved a tax allocation methodology that does not comply with Rule 45(c) because it allows the registered holding company to retain tax benefits on indebtedness incurred in a merger transaction.(9) Applicants maintain that the proposed Tax Allocation Agreement is substantially the same as that approved in the Acquisition Debt Orders and that there are no other facts or circumstances in this case which would warrant a contrary result. In particular, consistent with the Acquisition Debt Orders, the Tax Allocation Agreement proposed by SCANA:

                  1. assigns the tax benefit of the interest expense on the Acquisition Debt to SCANA, the company that is legally obligated for the payment of that interest expense;

                  2. will not lead to the types of abuse that Section 12 is intended to prevent;

                  3. will preserve the "separate return" limitation that assures that the Utility Subsidiaries tax liabilities will not be higher than they otherwise would have been; and

                  4. will not shift to any member of SCANA's group any larger portion of the group's overall tax liability than such member would otherwise pay on a separate return basis.

         As was the case in the Acquisition Debt Orders, the Acquisition Debt here was not incurred to fund investments in SCANA's other subsidiaries, but instead incurred in connection

---------------
         (8)  See the Progress Order and the Acquisition Debt Orders.

         (9) See the Acquisition Debt Orders. Similarly, in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) (the "National Grid Order"), the Commission authorized National Grid Group and its subsidiaries to enter into a tax allocation agreement under which the tax benefit of the interest expense on acquisition debt would be allocated to the U.S. sub-holding company of National Grid Group that had incurred the debt. Except for the specific interplay between foreign and U.S. tax laws, SCANA's circumstances are essentially the same as presented by National Grid. In approving the proposed tax allocation agreement of National Grid, the Commission observed that the agreement would not lead to the abuses that section 12 is intended to prevent and that the 'separate return' limitation will assure that the NEES' utility subsidiaries tax liability will not be higher than it otherwise would have been. The Commission further concluded that "because the NEES Group has no obligation with respect to the Merger-Related Debt and the debt does not affect the NEES Group's financial position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt."

with the Mergers. The Acquisition Debt represents indebtedness of SCANA. Importantly, SCANA could not, without the approval of the commissions having jurisdiction over rates of the Utility Subsidiaries, recover in rates of the Utility Subsidiaries any costs, including the interest on the Acquisition Debt, associated with the Mergers. As the Commission stated in the Energy East order,(10) where the registered holding company's subsidiaries have not assumed any legal obligation for the Acquisition Debt, as is the case here, it is not detrimental to SCANA's subsidiaries or to consumers if SCANA retains the benefit associated with its interest expense. Moreover, the Acquisition Debt is and will remain unsecured. Thus, the lenders will not have any call on the assets of SCANA's subsidiaries or any security interest in the common stock of the subsidiaries that is held by SCANA.

         Although SCANA's subsidiaries do not have any legal obligation for the Acquisition Debt, SCANA's ability to pay interest on the Acquisition Debt, as well as to pay common dividends, is largely dependent upon its receipt of dividends from subsidiaries (primarily SCE&G and PSNC, its largest subsidiaries). Currently, SCANA is not projecting any change in its dividend policy. Exhibit K-2 lays out the dividend payout ratio of SCE&G and PSNC in 2000 through 2002. Dividends will be paid from current and retained earnings of the Utility Subsidiaries, as allowed by Rule 46, except as otherwise may be allowed by the Commission with respect to PSNC as described herein.(11)

         Finally, because the amount of tax allocated to the Utility Subsidiaries will remain subject to the separate return limitation, the Tax Allocation Agreement will have no impact on the rates or revenue requirements of the Utility Subsidiaries. A basic premise of regulation followed by the state commissions that regulate the Utility Subsidiaries is that utility operations should not subsidize other operations nor should they be subsidized by other operations. Income taxes are, therefore, calculated on a standalone basis for jurisdictional ratemaking.

         B.       Section 12(c)

         Section 12(c) of the Act and Rule 46 thereunder prohibit a registered holding company or subsidiary thereof to declare or pay dividends out of capital or unearned surplus absent an order by the Commission. Under the Prior Order, PSNC has authority to pay dividends out of the additional paid-in-capital account up to the amount of its aggregate retained earnings immediately prior to the Merger and out of earnings before the amortization of the goodwill thereafter. Applicants request additional authority taking into consideration the adoption of SFAS 142. PSNC seeks authority to pay dividends out of earnings before any amortization of intangibles as a result of the Merger, and before any deductions resulting from any impairment of either goodwill or other intangibles recognized as a result of the Merger.

---------------

         (10) See Energy East Corporation, Holding Co. Act Release No. 27643 (January 28, 2003).

         (11) Under the Prior Order, SCANA has authority to cause PSNC to pay dividends out of the additional paid-in-capital account up to the amount of its aggregate retained earnings immediately prior to the Merger and out of earnings before the amortization of the goodwill thereafter.

         The Commission has granted this relief before. Energy East Corporation was authorized to pay dividends out of capital to the extent of retained earnings of its merger partner prior to the merger plus amortization of goodwill.(12) After SFAS 142 was adopted, the Commission stated:

               In the Financing Order, the Commission authorized the companies Energy East previously acquired to pay dividends out of earnings before amortization of goodwill. Because goodwill and certain intangible assets recognized as a result of the RGS' Merger with Energy East are not amortized, any decrease in the value of those assets is recognized as an impairment instead of amortization expense. Therefore, RGS is requesting authorization to pay dividends out of earnings before any impairment of goodwill and any impairment or amortization of intangible assets recognized as a result of the Merger.

         SCANA is seeking the same additional authority for PSNC: to pay dividends out of capital or unearned surplus based on substantially similar circumstances underlying the authority granted to Energy East. As stated above, SCANA believes that based on anticipated earnings and dividend levels, as well as estimated financing, that PSNC will not have common equity below 30% over the next several years. SCANA believes it can manage PSNC's common equity and maintain it at least at a 30% level (through control of debt and dividend levels) even if it were to incur additional goodwill impairment charges.

         C.       Rule 54 Analysis.

         The proposed transaction is also subject to Rule 54, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied. Neither SCANA nor any of its subsidiaries presently has, or as a consequence of the proposed transaction will have, an interest in any EWG or FUCO. Consequently, all applicable requirements of Rule 53 (a) - (c) under the Act are satisfied as required by Rule 54 under the Act.

ITEM 4.           REGULATORY APPROVAL.

         No state commission and no federal commission, other than the Commission, has direct jurisdiction over the proposed Tax Allocation Agreement or dividend payments.

ITEM 5.           PROCEDURE.

         The Applicants request that the Commission's supplemental order releasing jurisdiction be issued as soon as the rules allow, and that there not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which the order is to become

---------------

         (12) Energy East Corporation, Holding Co. Act Release No. 27643 (Jan. 28, 2003) referring to Energy East Corporation, Holding Co. Act Release No. 27288 (Sept. 12, 2000).

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

effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.           EXHIBITS AND FINANCIAL STATEMENTS.

         A.       Exhibits.

                           B-5 Form of Tax Allocation Agreement (Revised) (Filed October 14, 2003).

                           K-1 Comparison of Allocation of Federal Income Tax Liability under Tax Allocation Agreement and Rule 45(c).

                           K-2 Calculation of Dividend Payout Ratio of SCANA, SCE&G and PSNC for the Years 2000 - 2002. (Filed confidentially pursuant to Rule 104).

         B.       Financial Statements.

                           FS-1     Consolidated Balance Sheet of SCANA
                                    Corporation as of December 31, 2002
                                    (Incorporated by reference to the filing of SCANA Corporation on Form 10-K for the year ended December 31, 2002)

                           FS-2 Consolidated Statement of Operations of SCANA Corporation for the year ended December 31, 2002 (Incorporated by reference to the filing of SCANA Corporation on Form 10-K for the year ended December 31, 2002)

                           FS-3 Condensed Consolidated Balance Sheet of SCANA Corporation as of September 30, 2003 (Incorporated by reference to the filing of SCANA Corporation on Form 10-Q for the quarter ended September 30, 2003)

                           FS-2     Condensed Consolidated Statement of
                                    Operations of SCANA Corporation for the nine month period ended September 30, 2003 (Incorporated by reference to the filing of SCANA Corporation on Form 10-Q for the quarter ended September 30, 2003)


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

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                       SCANA CORPORATION


                                       By /s/ James E. Swan, IV
                                          ------------------------
                                       Name: James E. Swan, IV
                                       Title:  Controller

                                       SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                       SOUTH CAROLINA GENERATING COMPANY, INC.
                                       SOUTH CAROLINA FUEL COMPANY, INC.
                                       SOUTH CAROLINA PIPELINE CORPORATION
                                       SCG PIPELINE, INC.
                                       SCANA ENERGY MARKETING, INC.
                                       SCANA ENERGY TRADING, LLC
                                       SCANA PUBLIC SERVICE COMPANY, LLC
                                       SCANA COMMUNICATIONS, INC.
                                       SERVICECARE, INC.
                                       PRIMESOUTH, INC.
                                       PALMARK, INC.
                                       SCANA RESOURCES, INC.
                                       SCANA DEVELOPMENT CORPORATION
                                       SCANA PETROLEUM RESOURCES, INC.
                                       SCANA SERVICES, INC.
                                       PUBLIC SERVICE COMPANY OF NORTH CAROLINA,
                                        INCORPORATED
                                       PSNC BLUE RIDGE CORPORATION
                                       PSNC CARDINAL PIPELINE COMPANY, LLC
                                       CLEAN ENERGY ENTERPRISES INC.

                                       By: SCANA CORPORATION


                                       By /s/ James E. Swan, IV
                                       ---------------------------
                                       Name: James E. Swan, IV
                                       Title:  Controller



Date:  December 17, 2003


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